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                                                                       Exhibit 1


NEWS RELEASE
April 17, 2001
FOR IMMEDIATE RELEASE


                     RADIO ONE, INC. ANNOUNCES INTENTION
                       TO ISSUE $300 MILLION OF SENIOR
                              SUBORDINATED NOTES

Washington, DC - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today announced its
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intention to sell $300 million of ten year senior subordinated notes pursuant to exemptions from registration of the offering under the Securities Act of 1933. Proceeds from the notes will be used to refinance the Company's 12% Senior Subordinated Notes due 2004 on or as soon as possible after May 15, 2001 at a redemption price of 106.0% of the principal amount of those notes (plus any and all accrued interest) and to repay a portion of its existing bank credit facility. The securities offered will not be registered under the Securities
Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Radio One is one of the nation's largest radio broadcasting companies and the largest primarily targeting African-American and urban listeners. Pro forma for all announced acquisitions and divestitures, the Company owns and/or operates 63 radio stations located in 22 of the largest markets in the United States.

This press release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the absence of a combined operating history with an acquired company or radio station and the potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, granting of rights to acquire certain portions of the acquired company's or radio station's operations, variable economic conditions and consumer tastes, as well as restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

For more information contact Scott R. Royster, Executive Vice President and
Chief Financial Officer at 301-429-2642.
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                                                                       Exhibit 2


NEWS RELEASE
April 17, 2001
FOR IMMEDIATE RELEASE

                                RADIO ONE, INC.
                             UPDATES 2001 GUIDANCE

             Company Meets Original BCF Guidance for First Quarter

Washington, DC - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today released updated
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revenue and broadcast cash flow guidance for its fiscal year ending December 31,
2001. With the adoption by the Securities and Exchange Commission of Regulation FD (Full Disclosure), the Company believes that it is necessary to provide this important information to all market participants.

These estimates are based on current Generally Accepted Accounting Principles
(GAAP) for the treatment of goodwill and other intangibles and do not consider any impact of the current Financial Accounting Standards Board (FASB) project on Business Combinations that may change the accounting treatment of goodwill and other intangibles, effectively increasing reported earnings per share for companies such as Radio One. The Company anticipates recording approximately $110 million of annual amortization of goodwill and FCC licenses in 2001. These estimates include expected results for only those stations owned and/or operated by the Company on this date.

For the quarter ended March 31, 2001, the Company expects to report net revenue of greater than $47.5 million and broadcast cash flow (BCF) of approximately $21.5 million. The Company expects to report that same station net revenue increased approximately 5% and pro forma net revenue increased approximately 6% in the first quarter.

For the quarter ending June 30, 2001 the Company expects to report net revenue of approximately $64.0 million and BCF of approximately $34.5 million. For the fiscal year ending December 31, 2001, the Company expects to report net revenue of approximately $248.0 million and BCF of approximately $132.0 million. The Company continues to expect that Blue Chip Broadcasting will report full-year BCF of approximately $11.5 million although those results are not included in the revised guidance numbers outlined above.

Commenting on the expected first quarter results and the revision to guidance for the balance of 2001, Alfred Liggins, the Company's CEO and President, stated, "We are very pleased that in a soft economy, and during a time when the radio industry overall is showing negative growth versus the prior year, we are able to grow our top line modestly, hold the line on our operating costs and meet our
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Page 2 - Radio One, Inc. Updates 2001 Guidance


BCF guidance for the first quarter. Through a combination of our focused acquisition and operational strategies and our market-leading position in many markets, we should post results in the first quarter that are among the best in the industry with regard to revenue growth over last year's very strong first quarter. While the difficult comparisons continue into the second quarter we continue to feel that the second half of the year will be stronger than the first half."

Any questions regarding the information contained in this press release will be addressed during a conference call scheduled for April 18 at 9:00 a.m. EDT. Interested parties should call 847-413-3236 five minutes prior to the scheduled time of the call and ask for the "Radio One Revised 2001 Guidance Teleconference". The conference call will be recorded and made available for replay from 12:15 p.m. the day of the call until midnight the day following the call. Interested parties may listen to the recording by calling (800) 475-6701 and entering passcode 582955.

Radio One is one of the nation's largest radio broadcasting companies and the largest primarily targeting African-American and urban listeners. Pro forma for all announced acquisitions and divestitures, the Company owns and/or operates 63 radio stations located in 22 of the largest markets in the United States.

This press release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the absence of a combined operating history with an acquired company or radio station and the potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, granting of rights to acquire certain portions of the acquired company's or radio station's operations, variable economic conditions and consumer tastes, as well as restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

For more information contact Scott R. Royster, Executive Vice President and Chief Financial Officer at 301-429-2642.